China Yuchai Announces New Gas Engine Development Project

Singapore, Singapore – March 6, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) has inaugurated a new project to develop and produce a full portfolio of natural gas powered engines to complement its existing suite of diesel engines. Customers will be offered a greater choice of GYMCL’s engines to meet their needs, especially in the large bus, mid- to heavy-duty truck, power generator and marine engine markets.

In recent years, the policies of the Chinese government have encouraged energy conservation and emissions reduction. China’s 12th Five-Year Plan targets natural gas to make up 8.3% of the primary energy mix by 2015, which represents approximately 9.2 trillion cubic feet of gas, or more than three times the consumption in 2008. The major oil companies, China National Petroleum Corporation (CNPC), China Petrochemical Corporation (SINOPEC) and China National Offshore Oil Corporation (CNOOC) are actively building pipelines and natural gas facilities to increase the use of natural gas. These firms currently operate five gas product facilities, have 10 plants under construction with another five gas facilities in the planning stages. Two pipelines linking western to eastern China are in operation with a third under construction which will provide approximately 72 billion cubic meters of natural gas into eastern China.

The 12th Five-Year Plan also calls for between 10%-20% of municipal buses and large trucks to be powered by gas by 2020. In the gas-rich areas of China, there are now 101 liquefied natural gas (LNG) filling stations with plans to expand to 380 stations by the end of 2012. In 2009, when the development of new alternative energy diesel engines by GYMCL was announced, sales of high-quality and reliable gas powered engines rose 287% between 2009 and 2011.

Under the new project, a new facility will be constructed at GYMCL’s main facility at Yulin City, Guangxi Province, for the production of natural gas engines. It is expected to be operational in early 2013 with a capacity to produce 20,000 gas engines for a wide range of vehicles. To strengthen GYMCL’s competitive position, the new facility will undertake research and development efforts to advance GYMCL’s production capabilities of gas engines. The intended distribution areas for the new gas engines will be the eastern coastal region and areas where natural gas is actively promoted.

Mr. Benny H. Goh, President of China Yuchai, commented, “With the completion of 2 major national natural gas pipelines from Western China to Eastern China’s more densely populated coastal areas and ongoing construction of a network of LNG receiving stations, the Chinese government continues to actively push for energy conservation and a cleaner environment. The demand for natural gas engines is expected to grow and in preparation for this growth, we have moved ahead with the construction of this facility to become a leader in this new dynamic market.”

“By leveraging our premier technology and research capabilities, stringent quality controls, large distribution and after-sales network in China, our highly reputable brand image, and close relationships with major vehicle OEMs, we intend to extend our presence into the high-end and more profitable gas engine markets to further expand our industry leadership,” Mr. Goh concluded.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com